UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 3

GOLDEN ENTERTAINMENT, INC.

(Name of Subject Company (Issuer))

Golden Entertainment, Inc.

Argento, LLC

Blake L. Sartini

Blake L. Sartini and Delise F. Sartini Family Trust

(Names of Filing Persons)

Common Stock, $0.01 par value

(Title of Class of Securities)

381013101

(CUSIP Number of Class of Securities)

Golden Entertainment, Inc.

6595 S. Jones Boulevard

Las Vegas, NV 89118

Attn: Charles Protell, Phyllis Gilland

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Steven B. Stokdyk Brian P. Duff 10250 Constellation Boulevard Suite 1100 Los Angeles, CA 90067 (424) 653-5500	Michael J. Bonner Laurie Green Dmitriy Tartakovskiy Greenberg Traurig, LLP 10845 Griffith Peak Drive Suite 600 Las Vegas, NV 89135 (702) 792-3773

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (a) Golden Entertainment, Inc., a Minnesota corporation (the “Company” or “Golden”), (b) Argento, LLC, a Nevada limited liability company (“OpCo Buyer”), (c) Blake L. Sartini (“Mr. Sartini”), and (d) the Blake L. Sartini and Delise F. Sartini Family Trust (the “Family Trust”, and together with Golden, OpCo Buyer and Mr. Sartini, the “OpCo Buyer Filing Parties”). Collectively, the persons filing this Transaction Statement are referred to as the “Filing Persons”.

This Transaction Statement relates to the (1) Master Transaction Agreement, dated November 6, 2025 (as it has been or may be amended, supplemented or modified from time to time, the “Master Transaction Agreement”), by and among Golden, OpCo Buyer, VICI Properties Inc., a Maryland corporation (“PropCo Buyer”), and VICI ROYAL MERGER SUB LLC, a Delaware limited liability company and a wholly owned subsidiary of PropCo Buyer (“PropCo Merger Sub”) (collectively referred to as the “Parties”), (2) the Voting Agreement, dated November 6, 2025 (the “Voting Agreement”), by and between Golden, on the one hand, and Mr. Sartini, Delise F. Sartini, Blake L. Sartini II, the Family Trust and the BLAKE LOUIS SARTINI, II Separate Property Trust (collectively, the “Sartini Shareholders”), on the other hand and (3) the Limited Guarantee, dated November 6, 2025 (the “Limited Guarantee”), by and between Golden, on the one hand, and Mr. Sartini, on the other hand. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement (as defined below).

The Master Transaction Agreement provides that, subject to the terms and conditions therein, following the Pre-Closing Restructuring and the PropCo Distribution:

•

On the Closing Date, immediately following the PropCo Distribution but prior to the Effective Time, OpCo Buyer will acquire 100% of the equity interests of New OpCo (the “OpCo Sale”) for a purchase price in cash equal to $2.75 per share multiplied by the aggregate number of Shares issued and outstanding immediately prior to the Effective Time and, immediately following the consummation of the OpCo Sale, but prior to the Effective Time, Golden will distribute (or cause to be distributed) a dividend, as declared and paid by Golden, in cash in an amount equal to $2.75 per share to Golden’s shareholders as of the Closing (the “Distribution”).

•

On the Closing Date, immediately following the OpCo Sale and Distribution and at the Effective Time, New HoldCo will merge with and into PropCo Merger Sub, with PropCo Merger Sub continuing as the surviving entity, and each share of common stock, par value $0.01 per share, of New HoldCo issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.902 (the “Exchange Ratio”) fully paid and nonassessable PropCo Buyer Shares (such merger, the “Merger”), with cash paid in lieu of fractional shares of PropCo Buyer Shares in an amount equal to such fractional part of a PropCo Buyer Share multiplied by the PropCo Buyer Share VWAP (together with the PropCo Buyer Shares received in connection with the Exchange Ratio mechanic, the “Merger Consideration”). At the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and will thereafter represent only the right to receive the Merger Consideration.

Following the OpCo Sale, OpCo Buyer will own 100% of the equity interests of New OpCo, and indirectly own 100% of the equity interests in the subsidiaries of New OpCo. Following the Merger, PropCo Buyer will own 100% of the equity interests of the Surviving Company and the Subject Properties. Following the Merger, the Surviving Company will use its reasonable best efforts to cause Golden’s securities to be de-listed from the Nasdaq and de-registered under the Exchange Act.

In connection with the Transactions, each Company Option that is outstanding as of the Equity Award Settlement Date will accelerate and become fully vested and exercisable as of the Equity Award Settlement Date. Effective on the Equity Award Settlement Date and prior to the F Reorganization Effective Time, each vested Company Option (after giving effect to such acceleration) that is then outstanding will then be exercised and the holder of such Company Option will receive a number of Shares equal to the excess of (i) the number of Shares underlying such Company Option, over (ii) the number of Shares with a fair market value as of the Equity Award Settlement Date equal to the sum of (x) the exercise price of such Company Option and (y) any applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans.

In connection with the Transactions, each Company RSU Award (and any related dividend equivalents) that is outstanding as of the Equity Award Settlement Date will accelerate and become fully vested effective as of the Equity Award Settlement Date. Upon vesting, Golden will promptly issue the number of Shares underlying the vested Company RSU Award (and any related dividend equivalents to be settled in Shares), less the number of Shares with a fair market value as of the Equity Award Settlement Date equal to the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans (or, with respect to each Company RSU Award (and any related dividend equivalents to be settled in cash) that is to be settled in cash in accordance with its terms, Golden will pay to the Company RSU Award holder a cash payment in an amount equal to the fair market value of the number of Shares underlying the vested Company RSU Award on the date the Company RSU Award is settled and the cash amount of any accumulated dividend equivalents to be paid in cash, less the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans).

In connection with the Transactions, each Company PSU Award (and any related dividend equivalents) that is outstanding as of the Equity Award Settlement Date will accelerate and become fully vested as of the Equity Award Settlement Date, with any performance metrics with respect to such Company PSU Award deemed met at “target” performance level for any performance period that is not yet complete, as specified in each award agreement with respect to such Company PSU Award, unless a higher achievement level is specified in the applicable award agreement with respect to such Company PSU Award. Upon vesting, Golden will promptly issue the number of Shares underlying the vested Company PSU Award (and any dividend equivalents related thereto to be settled in Shares), less the number of Shares with a fair market value as of the Equity Award Settlement Date equal to the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans (or, with respect to each Company PSU Award (and any related dividend equivalents to be settled in cash) that is to be settled in cash in accordance with its terms, Golden will pay to the Company PSU Award holder a cash payment in an amount equal to the fair market value of the number of Shares underlying the vested Company PSU Award on the date the Company PSU Award is settled and the cash amount of any accumulated dividend equivalents to be paid in cash, less the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans).

In connection with the Transactions, each share of Company Restricted Stock converted from a Company RSU Award or Company PSU Award as permitted in accordance with the Master Transaction Agreement (in each case, along with any related dividend equivalents) that is outstanding as of the Equity Award Settlement Date will accelerate and become fully vested effective as of the Equity Award Settlement Date, less the amount of the applicable Taxes required to be deducted and withheld under applicable Law and in accordance with the Company Equity Plans.

Pursuant to the Voting Agreement, the Sartini Shareholders agreed, subject to the terms and conditions of the Voting Agreement, for so long as the Voting Agreement is in effect, that each of the Sartini Shareholders will vote all of the shares owned by such Sartini Shareholders (a) in favor of the approval of the Master Transaction Agreement and the Transactions or any similar proposal required to be approved in order for the Transactions to be consummated and (b) against any Acquisition Proposal, or any other agreement, transaction or other matter that would reasonably be expected to impede, interfere with or materially and adversely affect the consummation of the Merger and/or the Transactions.

Pursuant to the Limited Guarantee, Mr. Sartini provided Golden, subject to the terms and conditions of the Limited Guarantee, an absolute, irrevocable and unconditional guarantee with respect to the due, punctual and complete payment of the OpCo Buyer Termination Fee of $10,000,000 in accordance with the Master Transaction Agreement, and, by doing so, guaranteed to observe, perform and discharge the obligation of OpCo Buyer to pay such fee, when due and subject to the limitations set forth in the Master Transaction Agreement (the “Payment Obligations”). The maximum aggregate liability of Mr. Sartini under the Limited Guarantee will not exceed an amount equal to $10,000,000 (the “Cap”).

The board of directors of Golden (the “Board”) formed a committee of the Board comprised solely of Disinterested Directors, each of whom satisfied the applicable criteria under NASDAQ for determining director independence from Golden and the Sartini Shareholders (as defined below), in each case, under the listing standards of NASDAQ (in the case of the Sartini Shareholders, as if the Sartini Shareholders were Golden for purposes of applying such criteria to determine independence from the Sartini Shareholders) and were “disinterested directors” under the MBCA (the “Independent Committee”) and empowered the Independent Committee with the full and exclusive power and authority of the Board, to the fullest extent permitted by applicable law, to among other things, review, evaluate, advance and pursue any potential strategic transaction (or any other strategic alternative), and to negotiate (or direct the negotiation of) any potential transaction, or, if it determined appropriate and in its sole discretion, to reject and disapprove or approve any potential transaction (including entering into definitive documents and agreements with respect to any potential transaction), and, if the Independent Committee deems appropriate, make a determination as to whether any potential transaction (and any definitive agreements with respect to such potential transaction) is fair to, and in the best interest of, Golden and its shareholders. The Independent Committee unanimously (i) determined that the Master Transaction Agreement and the transactions and other documents contemplated therein, including the Pre-Closing Restructuring (including the F Reorganization), the OpCo Sale, the Distribution and the Merger, are advisable, fair to and in the best interests of Golden and its shareholders, (ii) authorized and approved the execution, delivery and performance by Golden of the Master Transaction Agreement, the other transaction documents and the consummation of the Transactions and (iii) recommended that the shareholders of Golden adopt the Master Transaction Agreement and approve the transactions contemplated therein in accordance with Minnesota law. All members of the Independent Committee were present at such meeting.

Consummation of the Transactions are subject to the satisfaction or waiver of the conditions set forth in the Master Transaction Agreement, including, without limitation, approval of the Transactions and Master Transaction Agreement by the affirmative vote of the holders of a majority of the voting power represented by the Shares that are outstanding and entitled to vote thereon. Pursuant to the Voting Agreement, the Sartini Shareholders have agreed, subject to the terms and conditions therein, to vote all Shares beneficially owned by it or them in favor of (i) the approval of the Master Transaction Agreement and the Transactions or (ii) any similar proposal required to be approved in order for the Transactions to be consummated.

Golden will make available to its shareholders an amended proxy statement (the “Proxy Statement”), a preliminary copy of which is attached hereto as Exhibit (a)(1), relating to the special meeting of Golden’s shareholders, at which Golden’s shareholders will consider and vote upon a proposal to approve the Master Transaction Agreement and the Transactions. As of the date hereof, the Proxy Statement is in preliminary form and is subject to competition.

A copy of the Master Transaction Agreement is attached as Annex A to the Proxy Statement and filed as an exhibit hereto as Exhibit (d)(1).

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information concerning Golden contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Golden. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person has provided any disclosure with respect to any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2. Subject Company Information.

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Parties to the Transactions”

“Important Information Regarding Golden”

“Important Information Regarding 13E-3 Filing Parties—Name and Address; Business and Background of Schedule 13E-3 Filing Parties”

“Where You Can Find Additional Information”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Important Information Regarding Golden—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding Golden—Market Prices and Dividend Data”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Golden—Market Prices and Dividend Data”

(a) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Golden—Market Prices and Dividend Data”

(a) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Golden—Prior Public Offerings”

(b) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Golden—Transactions in Golden’s Shares”

Item 3. Identity and Background of Filing Person.

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Transactions”

“Questions and Answers”

“The Parties to the Transactions”

“Important Information Regarding Golden”

“Important Information Regarding 13E-3 Filing Parties”

“Where You Can Find Additional Information”

Item 4. Terms of the Transaction.

(a) – (1) Material Terms. Tender Offers. Not applicable.

(a) – (2) Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects of the Transactions for the OpCo Buyer Filing Parties”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Special Factors—Material U.S. Federal Income Tax Consequences of the F Reorganization, Distribution and Merger”

“Special Factors—Regulatory Approvals Required for the Transactions”

“Special Factors—Financing of the Transactions”

“Special Factors—Fees and Expenses”

“Description and Comparison of Rights of Golden’s Stock Before and After the Transactions”

“The Special Meeting”

“The Master Transaction Agreement”

“Limited Guarantee”

“The Voting Agreement”

“Tax Matters and Indemnity Agreement”

“Exclusivity Agreement”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Tax Matters and Indemnity Agreement attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Certain Effects of the Transactions for the OpCo Buyer Filing Parties”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Special Factors—Financing of the Transactions”

“Special Factors—Fees and Expenses”

“The Master Transaction Agreement”

“The Voting Agreement”

“Limited Guarantee”

“Tax Matters and Indemnity Agreement”

“Exclusivity Agreement”

“Proposal 2: Advisory Compensation Proposal”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Tax Matters and Indemnity Agreement attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—No Appraisal or Dissenters’ Rights”

(e) Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility For Listing or Trading. Not applicable as the filing person is not offering securities. Please refer to the information set forth on the Proxy Statement under the following captions, which is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for Golden After the Transactions”

“The Master Transaction Agreement—Other Covenants”

“Important Information Regarding VICI After the Transactions”

“Where You Can Find Additional Information”

Item 5. Past Contacts, Transactions, Negotiations, and Agreements.

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Special Factors—Financing of the Transactions”

“Special Factors—Fees and Expenses”

“The Master Transaction Agreement”

“Limited Guarantee”

“The Voting Agreement”

“Tax Matters and Indemnity Agreement”

“Important Information Regarding Golden—Prior Public Offerings”

“Important Information Regarding Golden—Transactions in Golden’s Shares”

“Important Information Regarding Golden—Past Contacts, Transactions, Negotiations and Agreements”

“Important Information Regarding 13E-3 Filing Parties”

“Proposal 2: Advisory Compensation Proposal”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Tax Matters and Indemnity Agreement attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Special Factors—Financing of the Transactions”

“Special Factors—Fees and Expenses”

“The Master Transaction Agreement”

“The Voting Agreement”

“Limited Guarantee”

“Tax Matters and Indemnity Agreement”

“Important Information Regarding Golden”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Tax Matters and Indemnity Agreement attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Special Factors—Financing of the Transactions”

“The Special Meeting”

“The Master Transaction Agreement”

“Limited Guarantee”

“The Voting Agreement”

“Important Information Regarding Golden—Prior Public Offerings”

“Important Information Regarding Golden—Transactions in Golden’s Shares”

“Important Information Regarding Golden—Past Contacts, Transactions, Negotiations and Agreements”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden after the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Financing of the Transactions”

“Description and Comparison of Rights of Golden’s Stock Before and After the Transactions”

“The Master Transaction Agreement”

“The Voting Agreement”

“Limited Guarantee”

“Tax Matters and Indemnity Agreement”

“Exclusivity Agreement”

“Important Information Regarding Golden—Market Prices and Dividend Data”

“Important Information Regarding 13E-3 Filing Parties—OpCo Buyer Filing Parties”

“Important Information Regarding VICI After the Transactions”

“Where You Can Find Additional Information”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Tax Matters and Indemnity Agreement attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Special Factors—Financing of the Transactions”

“The Master Transaction Agreement”

“The Voting Agreement”

“Limited Guarantee”

“Tax Matters and Indemnity Agreement”

“Important Information Regarding Golden”

“Where You Can Find Additional Information”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Tax Matters and Indemnity Agreement attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons, and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

Opinion of Macquarie Capital (USA) Inc. attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects of the Transactions for the OpCo Buyer Filing Parties”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Special Factors—Material U.S. Federal Income Tax Consequences of the F Reorganization, Distribution and Merger”

“Special Factors—Financing of the Transactions”

“Special Factors—Fees and Expenses”

“Description and Comparison of Rights of Golden’s Stock Before and After the Transactions”

“The Master Transaction Agreement”

“The Voting Agreement”

“Limited Guarantee”

“Tax Matters and Indemnity Agreement”

“Important Information Regarding Golden—Market Prices and Dividend Data”

“Important Information Regarding 13E-3 Filing Parties—OpCo Buyer Filing Parties”

“Important Information Regarding VICI After the Transactions”

“Where You Can Find Additional Information”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Tax Matters and Indemnity Agreement attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Limited Guarantee”

“The Voting Agreement”

Opinion of Macquarie Capital (USA) Inc. attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“The Special Meeting”

“The Master Transaction Agreement—Conditions to Closing the Transactions”

“The Master Transaction Agreement—Other Covenants”

“The Voting Agreement”

“Proposal 1: The Transaction Proposal”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Provisions for Unaffiliated Stockholders”

Opinion of Macquarie Capital (USA) Inc. attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Important Information Regarding Golden”

“Important Information Regarding 13E-3 Filing Parties”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Important Information Regarding Golden”

Item 9. Reports, Opinions, Appraisals, and Negotiations.

(a) – (b) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Unaudited Prospective Financial Information”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Discussion Materials of Santander Provided to the OpCo Buyer Filing Parties”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Where You Can Find Additional Information”

Opinion of Macquarie Capital (USA) Inc. attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

Preliminary Discussion Materials prepared by Macquarie Capital (USA) Inc. for discussion with the Independent Committee, dated October 2, 2025, attached hereto as Exhibit (c)(2) and incorporated by reference.

Preliminary Discussion Materials prepared by Macquarie Capital (USA) Inc. for discussion with the Independent Committee, dated October 23, 2025, attached hereto as Exhibit (c)(3) and incorporated by reference.

Key Findings prepared by Macquarie Capital (USA) Inc. for discussion with the Independent Committee, dated October 28, 2025, attached hereto as Exhibit (c)(4) and incorporated by reference.

Fairness Opinion Presentation, dated November 5, 2025, of Macquarie Capital (USA) Inc. to the Independent Committee, attached hereto as Exhibit (c)(5) and incorporated by reference.

Preliminary Discussion Materials, dated October 2025, prepared by Santander US Capital Markets LLC for discussion with the OpCo Buyer Filing Parties, attached hereto as Exhibit (c)(6) and incorporated by reference.

(c) Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Where You Can Find Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Golden during its regular business hours by any interested equity holder of Shares or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) – (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Transactions”

“The Master Transaction Agreement”

“Limited Guarantee”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Limited Guarantee attached hereto as Exhibits (b)(1) and (d)(2) and is incorporated herein by reference.

Commitment Letter, dated November 6, 2025, entered into by Banco Santander, S.A., New York Branch, and OpCo Buyer, attached hereto as Exhibit (b)(2) and incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Certain Effects on Golden if the Transactions are Not Completed”

“Special Factors—Fees and Expenses”

“Persons Making the Solicitation; Methods; Costs”

“The Special Meeting—Solicitation of Proxies”

“The Master Transaction Agreement—Indemnification and Insurance”

“The Master Transaction Agreement—Other Covenants”

“The Master Transaction Agreement—Termination of the Master Transaction Agreement”

“The Master Transaction Agreement—Termination Fees”

“The Master Transaction Agreement—Fees and Expenses”

“The Master Transaction Agreement—Risk of Loss”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“The Special Meeting—Shares Held by Golden’s Directors and Executive Officers”

“The Voting Agreement”

“Important Information Regarding Golden—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding Golden—Transactions in Golden’s Shares”

“Important Information Regarding Golden—Past Contacts, Transactions, Negotiations and Agreements”

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“Important Information Regarding Golden—Transactions in Golden’s Shares”

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“The Special Meeting—Votes Required”

“The Special Meeting—Shares Held by Golden’s Directors and Executive Officers”

“The Voting Agreement”

“Important Information Regarding Golden—Security Ownership of Certain Beneficial Owners and Management”

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“The Special Meeting—Shares Held by Golden’s Directors and Executive Officers”

“The Voting Agreement”

Voting Agreement attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information.

The audited consolidated financial statements of Golden for the two years ended December 31, 2024 and 2023, are incorporated herein by reference to Golden’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, originally filed on February 28, 2025, and as amended on April 25, 2025, and the unaudited financial statements of Golden for the quarter ended September 30, 2025, are incorporated herein by reference to Golden’s Quarterly Report on Form 10-Q for the quarterly period ended November 6, 2025, originally filed on November 6, 2025.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding Golden—Market Prices and Dividend Data”

“Where You Can Find Additional Information”

(b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated, or Used.

(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendations of the Independent Committee; Golden’s Reasons for the Transactions”

“Special Factors—Position of the OpCo Buyer Filing Parties as to the Fairness of the Transactions”

“Special Factors—Purpose and Reasons of the OpCo Buyer Filing Parties for the Transactions”

“Special Factors—Plans for Golden After the Transactions”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Intent of Golden’s Directors and Executive Officers to Vote in Favor of the Transactions”

“Special Factors—Fees and Expenses”

“Persons Making the Solicitation; Methods; Costs”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information.

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Golden’s Directors and Executive Officers in the Transactions”

“Special Factors—Quantification of Potential Payments and Benefits to Golden’s NEOs in Connection with the Transactions”

“The Master Transaction Agreement”

“Proposal 2: Advisory Compensation Proposal”

Master Transaction Agreement attached hereto as Exhibit (d)(1) and is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)	Preliminary Proxy Statement of Golden (the “Proxy Statement”) (included in the Schedule 14A filed on February 13, 2026 and incorporated herein by reference).

(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3)	Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4)	Press Release issued by the Company, dated November 6, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, furnished to the SEC on November 6, 2025).

(b)(1)	Limited Guarantee, dated November 6, 2025, by and between the Company and Mr. Sartini (included as Annex C to the Proxy Statement and incorporated herein by reference).

(b)(2)**+	Commitment Letter, dated November 6, 2025, entered into by Banco Santander, S.A., New York Branch, and OpCo Buyer.

(c)(1)	Opinion of Macquarie Capital (USA) Inc., dated November 5, 2025, to the Independent Committee (included as Annex E to the Proxy Statement and incorporated herein by reference).

(c)(2)+	Preliminary Discussion Materials prepared by Macquarie Capital (USA) Inc. for discussion with the Independent Committee, dated October 2, 2025.

(c)(3)+	Preliminary Discussion Materials prepared by Macquarie Capital (USA) Inc. for discussion with the Independent Committee, dated October 23, 2025.

(c)(4)*	Key Findings prepared by Macquarie Capital (USA) Inc. for discussion with the Independent Committee, dated October 28, 2025.

Exhibit Number	Description

(c)(5)+	Fairness Opinion Presentation, dated November 5, 2025, of Macquarie Capital (USA) Inc. to the Independent Committee.

(c)(6)^	Preliminary Discussion Materials, dated October 2025, prepared by Santander US Capital Markets LLC for discussion with the OpCo Buyer Filing Parties.

(d)(1)

Master Transaction Agreement, dated as of November 6, 2025 (as it has been or may be amended, supplemented or modified from time to time) by and among Golden Entertainment, Inc., Argento, LLC, VICI Properties Inc., and VICI ROYAL MERGER SUB LLC (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(2)	Limited Guarantee, dated November 6, 2025, by and between the Company and Mr. Sartini (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(3)	Voting Agreement, dated as of November 6, 2025, by and among the Company and OpCo Buyer Filing Parties (included as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(4)

Tax Matters and Indemnity Agreement, dated as of November 6, 2025, by and among the Company, OpCo Buyer and PropCo Buyer (included as Annex D to the Proxy Statement and incorporated herein by reference).

(f)	Not applicable.

107+	Filing Fee Table.

*	Exhibits marked with a (*) have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
**	Certain exhibits excluded pursuant to Instruction 1 to Item 1016 of Regulation M-A.
+	Previously filed with the Schedule 13E-3 filed with the SEC on December 8, 2025
^	Previously filed with the Schedule 13E-3/A filed with the SEC on January 20, 2026

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2026

GOLDEN ENTERTAINMENT, INC.

By:	/s/ Charles H. Protell
Name:	Charles H. Protell
Title:	President and Chief Financial Officer

ARGENTO, LLC
By: Argento Intermediate II, LLC, its managing member
By: Argento Intermediate I, LLC, its managing member

By: Argento Holdco, LLC, its managing member

By:	/s/ Blake L. Sartini
Name:	Blake L. Sartini
Title:	Manager

BLAKE L. SARTINI

/s/ Blake L. Sartini

BLAKE L. SARTINI AND DELISE F. SARTINI FAMILY TRUST

By:	/s/ Blake L. Sartini
Name:	Blake L. Sartini
Title:	Co-Trustee

By:	/s/ Delise F. Sartini
Name:	Delise F. Sartini
Title:	Co-Trustee